                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM N-17F-2

               Certificate of Accounting or Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File Number:   Date examinations completed:

     811-21694                             MAY 27, 2009

2.   State Identification Number:

     AL   AK   AZ   AR   CA   CO
     CT   DE   DC   FL   GA   HI
     ID   IL   IN   IA   KS   KY
     LA   ME   MD   MA   MI   MN
     MS   MO   MI   NE   NV   NH
     NJ   NM   NY   NC   ND   OH
     OK   OR   PA   RI   SC   SD
     TN   TX   UT   VT   VA   WA
     WV   WI   WY   PUERTO RICO
     Other (specify):

3.   Exact name of investment company as specified in registration statement:

     MELLON OPTIMA L/S STRATEGY FUND, LLC

4. Address of principal executive office: (number, street, city, state, zip code):

     BNY MELLON FINANCIAL CENTER, ONE BOSTON PLACE, BOSTON, MASSACHUSETTS 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

            Report of Independent Registered Public Accounting Firm

To the Board of Managers of
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Mellon Optima L/S Strategy Fund, LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2008, and with respect to agreement of investment fund contributions and redemptions, for the period from March 31, 2008 (date of last examination) to September 30, 2008:

- Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of September 30, 2008.

- Reconciliation of all such investment fund positions to the books and records of the Fund.

- Agreed pending investment fund contributions and redemptions for the Fund as of September 30, 2008 to the corresponding subsequent bank statements or confirmed activity with the underlying investment funds' general partners/managing members.

- Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from March 31, 2008 (date of last examination) to September 30, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2008, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ ERNST & YOUNG LLP

New York, New York
May 27, 2009

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

May 27, 2009

We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2008, and for the period March 31, 2008 (date of last examination) through September 30, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2008, and for the period March 31, 2008 (date of last examination) through September 30, 2008, with respect to investment funds reflected in the investment account of the Fund.

Mellon Optima L/S Strategy Fund, LLC

By:


/s/ JOSEPH MURPHY
-------------------------------------
Joseph Murphy
President and Chief Executive Officer
Mellon Optima L/S Strategy Fund, LLC


/s/ STEVEN ANDERSON
-------------------------------------
Steven Anderson
Vice President, Treasurer and Chief
Financial Officer
Mellon Optima L/S Strategy Fund, LLC

            Report of Independent Registered Public Accounting Firm

To the Board of Managers of
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Mellon Optima L/S Strategy Fund, LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2008, and with respect to agreement of investment fund contributions and redemptions, for the period from September 30, 2008 (date of last examination) to December 31, 2008:

- Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of December 31, 2008.

- Reconciliation of all such investment fund positions to the books and records of the Fund.

- Agreed pending investment fund contributions and redemptions for the Fund as of December 31, 2008 to the corresponding subsequent statements or confirmed activity with the underlying investment funds' general partners/managing members.

- Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from September 30, 2008 (date of last examination) to December 31, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2008, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ ERNST & YOUNG LLP

New York, New York
May 27, 2009

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

May 27, 2009

We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2008, and for the period September 30, 2008 (date of last examination) through December 31, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2008, and for the period September 30, 2008 (date of last examination) through December 31, 2008, with respect to investment funds reflected in the investment account of the Fund.

Mellon Optima L/S Strategy Fund, LLC

By:


/s/ JOSEPH MURPHY
-------------------------------------
Joseph Murphy
President and Chief Executive Officer
Mellon Optima L/S Strategy Fund, LLC


/s/ STEVEN ANDERSON
-------------------------------------
Steven Anderson
Vice President, Treasurer and Chief
Financial Officer
Mellon Optima L/S Strategy Fund, LLC

            Report of Independent Registered Public Accounting Firm

To the Board of Managers of
Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Mellon Optima L/S Strategy Fund, LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009, and with respect to agreement of investment fund contributions and redemptions, for the period from December 31, 2008 (date of last examination) to March 31, 2009:

- Confirmations of investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of March 31, 2009.

- Reconciliation of all such investment fund positions to the books and records of the Fund.

- Agreed pending investment fund contributions and redemptions for the Fund as of March 31, 2009 to the corresponding subsequent statements or confirmed activity with the underlying investment funds' general partners/managing members.

- Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from December 31, 2008 (date of last examination) to March 31, 2009.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2009, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ ERNST & YOUNG LLP

New York, New York
May 27, 2009

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

May 27, 2009

We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2009, and for the period December 31, 2008 (date of last examination) through March 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2009, and for the period December 31, 2008 (date of last examination) through March 31, 2009 with respect to investment funds reflected in the investment account of the Fund.

Mellon Optima L/S Strategy Fund, LLC

By:


/s/ JOSEPH MURPHY
-------------------------------------
Joseph Murphy
President and Chief Executive Officer
Mellon Optima L/S Strategy Fund, LLC


/s/ STEVEN ANDERSON
-------------------------------------
Steven Anderson
Vice President, Treasurer and Chief
Financial Officer
Mellon Optima L/S Strategy Fund, LLC